BlackRock Bond Fund, Inc. (the "Registrant")
BlackRock Total Return Fund (the "Fund")

77Q1(e):
Copies of any new or amended Registrant investment advisory contracts

Attached please find as an exhibit to sub-item 77Q1(e) of Form
N-SAR, a copy of Amendment No. 1 to the Investment Management
Agreement between BlackRock Advisors, LLC and the Registrant, on behalf of the Fund.

Exhibit 77Q1(e)

Amendment No. 1 to the Investment Management Agreement
            This Amendment No. 1 to the Investment Management Agreement dated as of November 21, 2014 (the "Amendment") is entered into by and between BlackRock Bond Fund, Inc., a Maryland corporation (the "Corporation"), on behalf of BlackRock Total Return Fund (the "Fund"), and BlackRock Advisors, LLC, a Delaware limited liability company (the "Adviser").
            WHEREAS, the Corporation, on behalf of the Fund, and the Adviser have entered into an Investment Management Agreement dated as of September 29, 2006 (the "Management Agreement") pursuant to which the Adviser agreed to act as investment adviser to the Fund; and
            WHEREAS, the Management Agreement provides that the Corporation, on behalf of the Fund, will pay to the Adviser a monthly fee in arrears at an annual rate equal to the amount set forth in Schedule A thereto; and
            WHEREAS, the Management Agreement may be amended in accordance with Section 14 of the Management Agreement; and
            WHEREAS, the Board of Directors, including a majority of those Directors who are not interested persons of the Corporation, approved an amendment to the Management Agreement as set out in this Amendment at an in-person meeting held on November 11, 2014.
            NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.
Schedule A of the Management Agreement is hereby amended as set forth on the Appendix A attached hereto with respect to the Fund.


2.
Except as otherwise set forth herein, the terms and conditions of the Management Agreement shall remain in full force and effect.

            IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Investment Management Agreement to be executed by their officers designated below as of the day and year first written above.

 BLACKROCK BOND FUND, INC.
By:
     /s/ John M. Perlowski
Name: John M. Perlowski

Title: President and Chief Executive Officer

BLACKROCK ADVISORS, LLC

By:
     /s/ Neal J. Andrews
Name: Neal J. Andrews
 Title: Managing Director

Appendix A
Portfolio
BlackRock Total Return Fund


Advisory Fee
 (as a percentage of average daily net assets)(1)
First $250 million 32%
$250 million - $500 million 31%
$500 million - $750 million 30%
Over $750 million 29%

 Advisory Fee
(as a percentage of average daily net assets)(2)
First $250 million 48%
$250 million - $500 million 43%
$500 million - $750 million 38%
Over $750 million 34%

(1)
This contractual management fee breakpoint schedule applies to BlackRock Total Return Fund for as long as BlackRock Total Return Fund invests substantially all of its assets in Master Total Return Portfolio, a series of Master Bond LLC, or another master fund advised by the Adviser or an affiliate thereof in a master-feeder structure (a "Master Fund").

(2)
This contractual management fee breakpoint schedule applies to BlackRock Total Return Fund in the event that BlackRock Total
Return Fund does not invest in a Master Fund (i.e., operates as a standalone fund)